

Mail Stop 3561

March 25, 2010

Bradley Miller, President
Eastern World Solutions, Inc.
c/o The Law Office of Conrad C. Lysiak, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201

> **Re: Eastern World Solutions, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 8, 2010**
> **File No. 333-164490**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to comment 1 of our letter dated February 18, 2010. As we previously stated, in the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." We note that Mr. Miller was the founder and former CEO of a public shell company (Sino Charter) that later entered into a reverse acquisition transaction, and that Venditio Capital was "conceived" by Mr. Miller. Sino Charter's website states, among other things, that:

"Venditio Capital assists clients from the United States and Asia in going public and raising capital. There are really only two options for going public, a traditional IPO which can work well for companies with $50 Million USD or more in sales, or via a reverse merger with either concurrent of subsequent financing. We specialize in the latter." . . .

"In a reverse merger, shareholders of the private company purchase control of the public shell company and then merge it with the private company. The publicly traded corporation is called a "shell" since all that exists of the original company is its organizational structure with little to no assets. The private company shareholders receive a substantial majority of the shares of the public company and control of its board of directors. The transaction can be accomplished within weeks."

Based on these facts and the other factors noted in comment 1 of our letter dated February 18, 2010, your business appears to be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Please revise your registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please expand your response explaining why you believe the company is not a blank check company, and include in your explanation the following:

- Explain what you mean by "Venditio Capital, while conceived, never operated."
- Disclose Mr. Miller's intentions to "operate" or be affiliated Venditio Capital.
- Explain why the website for Venditio Capital is currently available and has not been removed.

Risk Factors, page 8

While we do not have plans to enter into a reverse acquisition with any companies . . ., page 10

2. Please delete the penultimate sentence in this paragraph, since it appears to be a disclaimer. As noted in the first paragraph of our letter, if you disagree with our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Bradley Miller, our sole officer and director . . ., page 11

3. We note your response to comment 6 of our letter dated February 18, 2010. Please clarify in the heading that the shell company became VLOV, Inc. through

a reverse acquisition. Also disclose whether Sino Charter Inc. was ever successful in achieving profitability prior to the VLOV transaction or whether it ever implemented the business plan described in its initial registration statement. Please also delete the second, third and fourth sentences as inapplicable to the risk factor.

Since our headquarters are located in China . . . , page 11

4. We note your response to comment 7 of our letter dated February 18, 2010. Please disclose your response in this section of the filing.

Use of Proceeds, page 12

5. We note your response to comment 9 of our letter dated February 18, 2010. Please revise your discussion to also disclose that the note is a demand note that can be accelerated and become payable to Mr. Miller at any time.

Dilution, page 14

6. We note your response to comment 10 of our letter dated February 18, 2010. While scenarios one and three of your use of proceeds and dilution discussions are consistent, scenario two is not. We continue to believe a dilution discussion consistent with the scenarios presented in your of use of proceeds section, or vice versa, would facilitate a readers understanding. For instance scenario two of your dilution discussion presents an outcome if 2,250,000 shares are sold. In this scenario proceeds would equal $112,500. Scenario two of your proceeds discussion presents an outcome if 2,000,000 shares are sold. In this scenario proceeds equal $100,000. If you continue to believe your existing presentation facilitates a readers understanding and is more beneficial to investors please revise your current disclosure for the following errors:

   - Page 14, last paragraph – the number of shares should read 2,250,000 not 12,250,000.
   - Page 15, paragraph one – the purchasers' ownership if 2,250,000 shares are sold equals 18.37% not 13.47%
   - Page 15, paragraph one – the purchasers' investment if 2,250,000 shares are purchased equals $112,500 not $100,000.

Background of our sole officer and director, page 28

7. We note your response to comment 13 of our letter dated February 18, 2010. Please delete the sentences referring to VLOV, Inc.'s trading symbol, revenues, and bid price.

8. Please update your disclosure to comply with the amendments to Item 401 of Regulation S-K that are effective February 28, 2010. Refer to SEC Release No. 33-9089.

Certain Transactions, page 33

9. We note your response to comment 17 of our letter dated February 18, 2010. Please move your revised disclosure from under the title "Litigation" and place it under the title "Certain Transactions."

Note 7 – Subsequent Event, page F-8

10. We note your response to comment 21 of our letter dated February 18, 2010. Your response is not consistent with your disclosure on page 27, where you indicate as of November 2009, you will incur a monthly cost of approximately $200 for office space in Hong Kong. Please explain or revise.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Stringer, Accountant, at (202) 551-3272 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Conrad C. Lysiak, Esq.
        The Law Offices of Conrad C. Lysiak, P.S.
        601 West First Avenue, Suite 903
        Spokane, WA 99201